United World Holding Group Ltd.

c/o United Culture Exchange (Beijing) Co., Ltd.

28 Dongjiaomin Lane

Tower 1, Suite 3-AP301

Dongcheng District, Beijing, PRC 100006

+ 8610 6524 4432

March 25, 2019

Via EDGAR

Division of Corporation Finance

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	United World Holding Group Ltd.

Amendment No. 1 to

Registration Statement on Form F-1

Filed March 15, 2019

File No. 333-229310

Dear Sir/Madam:

We are in receipt of your comment letter dated March 22, 2019 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by our responses:

Amendment No. 1 to Form F-1 Registration Statement

General

1.	We have reviewed your response to our prior comment 1. Disclosure in various places in your filing state your ordinary share issuances pursuant to Regulation S were private placements. You also disclose there is no current public market for your ordinary shares. Accordingly, it appears your filing represents your initial public offering and Item 8.A.4 of Form 20-F and Instruction 2 to Item 8.A.4 in regard to the age of financial statements apply to your filing. Please advise and revise your filing as appropriate.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we acknowledge that this is our initial public offering. As a result, we have included a waiver request and representation under Item 8.A.4 according to Instruction 2 to Item 8.A.4 as exhibit 99.1 to the registration statement.

We hope this response has addressed all of the Staff’s concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of OrtoliRosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

United World Holding Group Ltd.

By:	/s/ Hong Wang
Name:	Hong Wang
Title:	Chief Executive Officer